UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1204
HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Investments, at fair value
Hess Corporation common stock	$282,844,421	$158,835,069
Mutual and investment funds	272,690,018	208,297,271
Short-term investment funds	1,715,281	1,282,023

	557,249,720	368,414,363
Loans receivable	9,764,242	8,536,302
Interest and dividends receivable	288,601	339,761

Total assets available for benefits	$567,302,563	$377,290,426

See notes to financial statements

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Investment income
Net appreciation in fair value of investments	$155,997,997	$25,413,490
Distributions from mutual and investment funds	11,168,472	17,610,765
Dividends on Hess Corporation common stock	1,205,304	1,303,969
Interest	669,399	526,685

	169,041,172	44,854,909
Employee contributions	26,876,966	22,349,178
Employer contributions	18,716,145	15,374,864
Rollovers from other plans	2,317,710	1,736,974
Transfers from other plans, net	—	8,027,928
Administrative fees	(56,057)	(74,143)

	216,895,936	92,269,710
Less withdrawals	26,883,799	33,092,263

Increase in assets	190,012,137	59,177,447
Total assets available for benefits at beginning of year	377,290,426	318,112,979

Total assets available for benefits at end of year	$567,302,563	$377,290,426

See notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. General
     Plan Name: On May 3, 2006, Amerada Hess Corporation changed its name to Hess Corporation (the Company) and on October 1, 2006, the Plan name was changed from the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan to the Hess Corporation Employees’ Savings Plan (the Plan).
     Plan Merger: The Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the Retail Plan) was merged into the Plan on October 1, 2006. All participants in the Retail Plan became 100% vested with respect to prior company matching contributions in their accounts. The Retail Plan assets and participant account balances were transferred to the Plan following the merger.
     Master Trust: The Hess Corporation Master Trust for Employees’ Savings Plans (the Master Trust) was established to combine under one agreement the assets of the Plan and the assets of the Retail Plan. Prior to the merger of the Retail Plan into the Plan, the trustee maintained separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans. The Master Trust was terminated as of the merger date of the two savings plans on October 1, 2006.
     Change of Trustee, Investment Funds and Record Keeper: Effective October 1, 2006, the Plan’s trustee was changed from the Fidelity Management Trust Company (Fidelity) to The Bank of New York. At the same time investment options available to plan participants were changed from Fidelity funds to funds managed by various investment companies and Affiliated Computer Services (ACS) became the record keeper replacing Fidelity.
2. Summary of Significant Accounting Policies
     Basis of Accounting: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.
     Valuation of Investments: The Plan’s investments are stated at fair value. Mutual and investment funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.
     Loans Receivable: Participant loans are stated at the outstanding principal balances, which approximate fair value.
     Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.
     Sale of Investments: Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of the mutual and investment funds in the Plan are based on average cost.
     Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties: The Plan invests in various securities including mutual and investment funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.
     Benefit Payments: Distributions of benefits to participants are recorded when paid.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Recently Issued Accounting Standard: In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Plan as required, will prospectively adopt the provisions of FAS 157 effective January 1, 2008. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
3. Description of Plan
     The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Benefit Center on-line or by phone.
     General: The Plan is a defined contribution plan covering eligible employees of the Company and its subsidiaries. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available investment funds with varying investment objectives or in the Hess Corporation Common Stock Fund. Prior to October 1, 2006, employees under age 55 could direct 50% of the employer’s matching contributions to any of the Plan’s investment funds. The remaining 50% was invested in the Hess Corporation Common Stock Fund. Employees age 55 and older were able to direct 100% of the employer’s contributions to any of the investment funds.
     Eligible compensation under the Plan was limited by law to $225,000 in 2007 and to $220,000 in 2006. In 2008 the limit will be $230,000. Before-tax contributions were limited by law to $15,500 in 2007 and $15,000 in 2006. The limit for 2008 will be $15,500.
     The Company will match participant contributions up to 6% of eligible compensation. Prior to 2007, the Company made matching contributions up to 6% of compensation until participants reached either the eligible compensation or before-tax contribution limit. Employees who attained age 50 by December 31 of the respective year, were eligible to make a separate before-tax “catch-up” contribution of $5,000 during 2007 and $5,000 during 2006. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2008 catch-up contributions up to $5,000 will be allowed for employees who attain age 50 by the end of the year.
     Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans and certain redemption fees, which are charged to the participants’ accounts.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Investment Alternatives: The following funds are the investment choices as of December 31, 2007:
Allianz Cadence Capital Appreciation Fund
BlackRock Total Return Fund
BlackRock High Yield Bond Portfolio
BlackRock Tempfund
CRM Mid Cap Value Fund
James Small Cap Fund
Julius Baer International Equity II
Lazard Emerging Markets Portfolio
Old Mutual Barrow Hanley Value Fund
Principal Real Estate Fund
T. Rowe Price Retirement Income Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
Vanguard Mid-Cap Institutional Index Fund*
Vanguard 500 Institutional Index Fund**
Vanguard Small Cap Index Fund
Western Asset Core Plus Bond Portfolio
Western Asset Inflation Index Plus Bond Portfolio
William Blair International Small Cap Growth
Hess Corporation Common Stock Fund (Approximately 1% is held in short-term investment funds to facilitate daily transactions.)

*	Replaced the Vanguard Mid Cap Index Fund in December 2007

**	Replaced the Vanguard 500 Index Fund In May 2007
     Descriptions and information concerning the investment objectives and risks of the currently available funds are included on the Company’s benefits center website and in brochures that were mailed to eligible participants. Employees can also request this information by calling the Company’s benefits center.
     Vesting: Participants are immediately vested in their contributions and the employer’s matching contributions.
     Participant Loans: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are amortized in equal payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan. Prior to October 1, 2006, a $35 loan origination fee and an annual maintenance fee of $15 was charged to the participant.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
     Payment of Benefits: Upon a withdrawal or distribution, an employee’s investments in the investment funds are paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
     Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.
     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.
4. Investments
     The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2007	2006
Hess Corporation common stock (2,804,327 and 3,204,258 shares, respectively)	$282,844,421	$158,835,069
BlackRock TempFund (35,693,873 and 25,626,271 shares, respectively)	35,693,873	25,626,271
T. Rowe Price Retirement 2015 (2,941,482 and 2,606,020 shares, respectively)	37,209,751	32,236,470
T. Rowe Price Retirement 2020 (2,217,089 and 1,919,516 shares, respectively)	39,331,167	33,303,604
T. Rowe Price Retirement 2025 (2,781,215 and 2,401,217 shares, respectively)	36,656,411	30,879,645
     During 2007 and 2006, the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	December 31,
	2007	2006
Hess Corporation common stock	$151,465,234	$23,317,899
Mutual and investment funds	4,532,763	2,095,591

Net appreciation in fair value of investments	$155,997,997	$25,413,490

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Nonparticipant-Directed Investments
     As a result of a plan change on October 1, 2006, all investments are now participant directed. Prior to this plan change, 50% of employer matching contributions were directed to the Hess Corporation Common Stock fund for participants who were under age 55. Information about the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Hess Corporation Common Stock Fund) is as follows:

Year Ended
December 31,
2006
Changes in Assets:
Investment income (loss)
Net depreciation in fair value of assets	$(1,825,289)
Dividend income	408,846
Interest income on participant loans	26,062

(1,390,381)
Employer contributions	5,030,643
Participant loan repayments	200,786
Administrative fees on employee loans	(3,737)

3,837,311
Transfers to participant-directed investments	(57,344,606)
Less withdrawals	(3,450,850)

Decrease in assets	(56,958,145)
Total assets at the beginning of the year	56,958,145

Total assets at the end of the year	$—

6. Plan Termination
     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
8. Transfers to and from Other Plans
     All plan assets and participant account balances from the Retail Plan were transferred to the Plan following the merger of the plans on October 1, 2006. Also during 2006, certain employee account balances were transferred from or to the Retail Plan and the HOVENSA Employees’ Savings Plan due to job changes and job transfers.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
9. Class Action Complaint
     On October 27, 2003, a class action complaint was filed in the United States District Court for the District of New Jersey against Hess Corporation (Plan Sponsor) and members of the Employee Benefit Plans Committee of the Plan Sponsor, as administrator of the Plan, alleging breach of fiduciary duties under ERISA by the defendants that resulted in losses to participants in the Plan relating to the value of the Plan Sponsor’s Common Stock in the Plan since February 9, 2001.
     On October 31, 2005, an Agreement of Settlement received court approval. The defendants agreed to a cash settlement to be paid by the Company and a structural change in the Plan which allows participants to direct the investment of their Company Matching Contribution Account in the same manner and among the same investment alternatives as are available for the investment of employee contributions. At December 31, 2005, the Plan recorded as employer contributions receivable its portion of the net settlement in the amount of $1,260,894. The net settlement was distributed to the Plan on May 4, 2006 and was equally distributed to the affected participant accounts on May 5, 2006. The structural change in the Plan was made on October 1, 2006.
10. Investments in Master Trust
     The Master Trust covered the Plan and the Retail Plan up to the merger of the plans on October 1, 2006. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan. Information about the changes in assets held in the Master Trust is as follows:

Period from
January 1, 2006
to October 31,
2006
Changes in Assets:
Investment income	$13,310,047
Net depreciation in fair value of investments	(6,853,009)
Employee contributions	18,387,417
Employer contributions	12,731,165
Rollovers from other plans	1,530,873
Administrative fees	(67,630)
Transfers from other plans, net	12,361

39,051,224
Withdrawals	(28,129,412)
Transfer out of Master Trust	(337,248,422)

Decrease in assets	(326,326,610)
Total assets available for benefits at the beginning of the year	326,326,610

Total assets available for benefits at the end of the year	$—

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2007
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
*Hess Corporation	Common stock	$282,844,421
	2,804,327 Shares
T. Rowe Price	T. Rowe Price Retirement 2020	39,331,167
	2,217,089 shares
T. Rowe Price	T. Rowe Price Retirement 2015	37,209,751
	2,941,482 shares
T. Rowe Price	T. Rowe Price Retirement 2025	36,656,411
	2,781,215 shares
BlackRock	BlackRock Tempfund	35,693,873
	35,693,873 shares
T. Rowe Price	T. Rowe Price Retirement 2010	20,483,804
	1,263,652 shares
T. Rowe Price	T. Rowe Price Retirement 2030	18,253,375
	958,182 shares
T. Rowe Price	T. Rowe Price Retirement 2035	11,961,970
	885,416 shares
Lazard Asset Management	Lazard Emerging Markets Portfolio	11,409,031
	477,765 shares
Julius Baer Funds	Julius Baer International Equity II	8,804,778
	511,906 shares
T. Rowe Price	T. Rowe Price Retirement 2040	7,207,766
	375,405 shares
The Vanguard Group	Vanguard 500 Institutional Index Fund	6,889,499
	51,361 shares
Allianz Global Investors	Allianz Cadence Capital Appreciation Fund	5,034,357
	237,022 shares
CRM Funds	CRM Mid Cap Value Fund	4,169,015
	140,798 shares
The Vanguard Group	Vanguard Mid-Cap Institutional Index Fund	3,809,471
	183,501 shares
The Vanguard Group	Vanguard Small Cap Index Fund	2,910,501
	99,064 shares
William Blair Funds	William Blair International Small Cap Growth	2,849,683
	203,421 shares
BlackRock	BlackRock High Yield Bond Portfolio	2,582,372
	333,209 shares
James Advantage Funds	James Small Cap Fund	2,465,104
	112,819 shares

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2007
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
T. Rowe Price	T. Rowe Price Retirement 2045	$2,416,437
	189,822 shares
T. Rowe Price	T. Rowe Price Retirement 2005	2,346,360
	199,013 shares
Western Asset	Western Asset Inflation Index Plus Bond	1,968,367
	Portfolio 183,445 shares
Western Asset	Western Asset Core Plus Bond Portfolio	1,914,656
	187,896 shares
Barrow Hanley Advisors	Old Mutual Barrow Hanley Value Fund	1,818,197
	241,782 shares
Principal Financial Group	Principal Real Estate Fund	1,739,243
	107,626 shares
BlackRock	BlackRock Total Return Fund	1,450,123
	126,207 shares
T. Rowe Price	T. Rowe Price Retirement Income	1,314,707
	98,850 shares
*Bank of New York	Bank of New York Collective Short Term	1,715,281
	Investment Fund 1,715,281 shares
Participant loans	Interest rates from 5.00% to 10.50%	9,764,242

Total Investments		$567,013,962

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm
HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND
PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:
We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees’ Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, New York
June 19, 2008

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN
By:	/s/ David G. Lutterbach
David G. Lutterbach
Vice President, Global Benefits, Health & Wellness Hess Corporation Employee Benefit Plans Committee, Chairperson
June 20, 2008